SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. 4 -- Final Amendment)
                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
                 WEST PUTNAM HOUSING INVESTORS II LLC (Offeror)
                WEST PUTNAM HOUSING INVESTORS LLC (Other Person)
                        RICHARD P. RICHMAN (Other Person)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105
                      (CUSIP Number of Class of Securities)
                                 GINA S. SCOTTI
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS II LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation                    Amount of Filing Fee

              $9,024,700*                               $1,804.94
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 451,235 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $20.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $1,804.94     Filing Party:  West Putnam Housing
                                                              Investors II LLC
                                                            West Putnam Housing
                                                              Investors LLC
                                                            Richard P. Richman

      Form or Registration No.: Schedule TO and    Date Filed: June 26, 2000,
                                Schedule TO/A                  July 21, 2000,
                                                               and July 31, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X]   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting
      the results of the tender offer:   [X]

            This  Amendment No. 4 to Schedule TO is filed by West Putnam Housing
Investors II LLC, a Delaware limited liability company (the "Purchaser"), West Putnam Housing Investors LLC, a Delaware limited liability company and the sole managing member of Purchaser (the "Managing Member"), and Richard P. Richman, an individual and the sole managing member of the Managing Member (collectively, the "Filing Persons"). This Amendment No. 4 to Schedule TO relates to the tender offer by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 45.84% of the outstanding units of limited partnership interest ("Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal"). The Offer to Purchase has been amended and supplemented by a Supplement to Offer to Purchase dated July 21, 2000 and a Supplement to Offer to Purchase dated July 28, 2000 (which, together with the Offer to Purchase, as further amended or supplemented from time to time, and the Letter of Transmittal, constitute the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by Purchaser on June 26, 2000, as amended by an Amendment No. 1 to Schedule TO filed by the Filing Persons on July 21, 2000, an Amendment No. 2 to Schedule TO filed by the Filing Persons on July 31, 2000 and an Amendment No. 3 to Schedule TO filed by the Filing Persons on August 21, 2000, remains in effect.

      ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            Item 8 of the Schedule TO is hereby amended and supplemented to add the following:

            Based on an updated report from the Depositary for the Offer, which expired at 11:59 p.m., New York City time, on August 18, 2000, the Purchaser accepted for payment approximately 186,000 Units validly tendered and not withdrawn, representing approximately 18.9% of the outstanding Units.

            On August 25, 2000, Purchaser issued a press release announcing the updated number of Units accepted pursuant to the Offer. The full text of the August 25, 2000 press release is attached as Exhibit (a)(1)(L) hereto and incorporated herein by reference.

      ITEM 12.    EXHIBITS.

      (a) (1) (A) Offer to Purchase  dated June 26, 2000.(1)
      (a) (1) (B) Letter of Transmittal.(1)
      (a) (1) (C) Notice of  Guaranteed  Delivery.(1)
      (a) (1) (D) Cover Letter to Unit Holders dated June 26, 2000.(1)
      (a) (1) (E) Supplement to  Offer  to  Purchase  dated  July  21,  2000.(2)

------------------
(1) Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

(2) Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

      (a) (1) (F) Notice  of Withdrawal.(2)
      (a) (1) (G) Press  Release dated July 21, 2000.(2)
      (a) (1) (H) Supplement  to Offer to Purchase  dated July 28, 2000.(3)
      (a) (1) (I) Notice of  Withdrawal.(3)
      (a) (1) (J) Press  Release dated July 31, 2000.(3)
      (a) (1) (K) Press  Release dated August 21, 2000.(4)
      (a) (1) (L) Press Release dated August 25, 2000.


                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           WEST PUTNAM HOUSING INVESTORS II LLC

                           By:  WEST PUTNAM HOUSING INVESTORS LLC,
                           its Managing Member



                           By: /s/ Richard P. Richman
                              ----------------------------------------
                           Richard P. Richman, its Managing Member


                           WEST PUTNAM HOUSING INVESTORS LLC,



                           By: /s/ Richard P. Richman
                              ----------------------------------------
                           Richard P. Richman, its Managing Member


                           RICHARD P. RICHMAN


                            /s/ Richard P. Richman
                           ------------------------------------------
                           in his individual capacity


Dated:  August 25, 2000

--------------------
(3) Filed on July 31, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 2 to the original Schedule TO and incorporated herein by reference.

(4) Filed on August 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 3 to the original Schedule TO and incorporated herein by reference.

                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------

(a) (1) (A)             Offer to Purchase dated June 26, 2000.(1)
(a) (1) (B)             Letter of Transmittal.(1)
(a) (1) (C)             Notice of Guaranteed Delivery.(1)
(a) (1) (D)             Cover Letter to Unit Holders dated June 26, 2000.(1)
(a) (1) (E)             Supplement to Offer to Purchase dated July 21, 2000.(2)
(a) (1) (F)             Notice of Withdrawal.(2)
(a) (1) (G)             Press Release dated July 21, 2000.(2)
(a) (1) (H)             Supplement to Offer to Purchase dated July 28, 2000.(3)
(a) (1) (I)             Notice of Withdrawal.(3)
(a) (1) (J)             Press Release dated July 31, 2000.(3)
(a) (1) (K)             Press Release dated August 21, 2000.(4)
(a) (1) (L)             Press Release dated August 25, 2000.

-----------------------

(1) Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

(2) Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

(3) Filed on July 31, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 2 to the original Schedule TO and incorporated herein by reference.

(4) Filed on August 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 3 to the original Schedule TO and incorporated herein by reference.

                                                             Exhibit (a)(1)(L)

                                    CONTACT:
                                    Georgeson Shareholder Communications Inc.
                                    (800) 223-2064


                 WEST PUTNAM HOUSING INVESTORS II LLC CLOSES
                     TENDER OFFER FOR SECURED INCOME L.P.

      Greenwich, Connecticut, August 25, 2000 -- West Putnam Housing Investors II LLC announced today that based on an updated report from the Depositary for its tender offer for units of limited partnership interest of Secured Income L.P., West Putnam II accepted for payment approximately 186,000 Units validly tendered and not withdrawn, representing approximately 18.9% of the outstanding Units. West Putnam II's tender offer expired at 11:59 p.m., New York City time, on August 18, 2000.